October 15, 2018

Raymond W. Cohen
Chief Executive Officer
Axonics Modulation Technologies, Inc.
26 Technology Drive
Irvine, California 92618

       Re: Axonics Modulation Technologies, Inc.
           Draft Registration Statement on Form S-1
           Submitted August 28, 2018
           CIK No. 0001603756

Dear Mr. Cohen:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed October 5, 2018

Overview, page 1

1. Your revisions on page 81 in response to prior comment 4 regarding "technological enhancement" indicate that Interstim II has multiple competitive advantages to your product. If so, please revise to discuss those advantages relative to your product and why the enhancements are necessary to compete with Interstim II. Preliminary Financial Results for the Three Months Ended September 30, 2018, page 8

2. Please ensure that your projections include revenues for the period presented. See
       Regulation S-K Item 10(b)(2).
 Raymond W. Cohen
FirstName LastNameRaymond W. Inc.
Axonics Modulation Technologies, Cohen
Comapany NameAxonics Modulation Technologies, Inc.
October 15, 2018
October 15, 2018 Page 2
Page 2
FirstName LastName
Dilution, page 87

3. We note your revisions in response to prior comment 5. Please expand to also address how the numbers and percentages in the table on page 88 would change assuming the exercise of all outstanding options and warrants.
Comparison of the Six Months Ended June 30, 2018 and 2017, page 97

4. If the purpose of the evaluation agreement was to generate future sales, disclose why you are not generating sales to this hospital.
Benefits of our r-SNM System, page 128

5. We note the added disclosure on page 129 regarding the survey you conducted. Please expand to clarify the "certain aspects" of your product that such survey addressed.
         Include in your response the specific questions you asked in that survey. Please also indicate in your response the number of surveyed professionals that responded to your questions and briefly tell us why you believe that number constitutes a sufficient sample size. Also clarify in your similar disclosure on page 5, if true, that this is an example of the perceived not actual benefits of your product.
Sales and Marketing, page 141

6. We note your revised disclosure page on 141 in response to prior comment 8 that your expectations of spending capital resources in Europe, Canada and Australia where your product has received regulatory approval will depend on whether reimbursement is available in those countries or regions. In an appropriate location, please disclose the reimbursement status in those regions and countries.
Non-employee Directors and Director Nominee, page 165

7. We note your disclosure that Robert E. McNamara will become a director upon completion of your offering. Please file his written consent as required by Securities
         Act Rule 438.
Share Exchange Agreement, page 187

8. Please expand your revisions added in response to prior comment 16 to clarify the purpose of the arrangement described here. Include in your revisions the nature and extent of the related parties' interest in the transactions you describe. Signatures, page II-7

9. Please indicate parenthetically who is signing your registration statement as the principal financial officer.
         We remind you that the company and its management are responsible for the accuracy
 Raymond W. Cohen
Axonics Modulation Technologies, Inc.
October 15, 2018
Page 3

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Michael Fay at (202) 551-3812 or Brian Cascio, Accounting Branch
Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Tim Buchmiller, Senior
Attorney, at (202) 551-3635 with any other questions.



                                                           Sincerely,
FirstName LastNameRaymond W. Cohen
                                                           Division of
Corporation Finance
Comapany NameAxonics Modulation Technologies, Inc.
                                                           Office of
Electronics and Machinery
October 15, 2018 Page 3
cc:       Michael A. Hedge, Esq.
FirstName LastName